Mail Stop 4561

July 1, 2005

Barry Shaked
President, Chairman and Chief Executive Officer
Retalix USA Inc.
6200 Tennyson Parkway, Suite 150
Plano, TX 75039

        Re: Retalix Ltd.
                Registration Statement on Form F-3
                Filed June 2, 2005
                File No. 333-125439

Dear Mr. Shaked:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM F-3

General

1.   Revise to disclose the material terms of your acquisition of a controlling interest in TCI Solutions, the proposed Retalix-TCI transaction, and the prior relationship of the selling shareholders and their affiliates with TCI.

Selling Shareholder, page 19

2.   Please expand the filing to describe the material transactions and relationships between Retalix and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

3.   Additionally, we note your disclosure that "[a]ll information appearing in this prospectus and relating to the Escrow Agreement or the Stock Purchase Agreement is qualified in its entirety by the terms and provisions of the Escrow Agreement or the Stock Purchase Agreement filed as exhibits." A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the registration statement. Please revise to provide a complete description of the material terms of all agreements with the selling shareholders, specifically the Stock Purchase Agreement, the Escrow Agreement and the Registration Rights Agreement.

4.   We note your disclosure that you have identified the individuals of whom you are aware that may be deemed to have control over selling shareholders that are entities. However, you must disclose <u>all</u> individuals who actually exercise voting and dispositive powers with respect to the shares to be offered for resale by each of the selling shareholders who are non-reporting entities, not just those entities or individuals <u>deemed</u> to have control or beneficial ownership. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

5.   In addition, please tell us whether any of the selling shareholders that are legal entities are affiliates of broker-dealers. If so, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

                              *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (617) 338-2880</u>
       Harvey E. Bines, Esq.
       Sullivan & Worcester LLP
       Telephone: (617) 338-2800